2211 North First Street
San Jose, CA 95131
paypal.com

June 21, 2019

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attention:    Ms. Jennifer Thompson

Re:    PayPal Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 7, 2019
File No. 001-36859

Dear Ms. Thompson:

Thank you for your letter dated June 10, 2019 addressed to PayPal Holdings, Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10‑K for the fiscal year ended December 31, 2018 (the “Form 10‑K”).

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which are reproduced in italics below. Our responses follow each comment.
Form 10-K for Fiscal Year Ended December 31, 2018

Risk Factors
Our business is subject to extensive government regulation…., page 19
Economic and Trade Sanctions, page 22

1.
You disclose that subsequent to your March 2015 settlement with the Treasury Department’s Office of Foreign Assets Control (“OFAC”) you self-reported additional transactions as possible sanctions violations, and you received new subpoenas from OFAC seeking additional information about these transactions. We also located a February 2017 news article reporting that you received subpoenas from the Justice Department for potential violations of U.S. sanctions. Please describe these transactions to us, including the countries involved. Please also discuss the potential for reputational harm from these transactions. In this regard, we note that the news article reports your shares had recently dropped 2.8%.

Company response:

As mentioned in the Form 10‑K, since March 2015, the date of the Company’s settlement with OFAC regarding possible violations arising from our sanctions compliance practices between 2009 and 2013, we have self-reported to OFAC certain transactions that were inadvertently processed but subsequently identified as possible violations of U.S. economic and trade sanctions. These self-reported transactions involved payments that were processed by PayPal or its subsidiaries that were in possible violation of certain country-based comprehensive OFAC sanctions, as well as certain list-based OFAC sanctions. The Company processed these payments due to human errors or technical issues involving the Company’s OFAC real-time screening system, which we have expended significant resources to address and rectify. As we do not know if OFAC may ultimately treat any of the noted transactions as potential violations, we do not know what, if any, reputational harm may result from these transactions. As further information regarding this matter becomes available, the Company will continue to assess its obligations under SEC rules and provide additional disclosures as necessary.

We note that your letter references “a February 2017 news article reporting that [PayPal] received subpoenas from the Justice Department for potential violations of U.S. sanctions.” We believe this is a reference to the Department of Justice investigation disclosed in our Annual Report on Form 10‑K for the fiscal year ended December 31, 2016, in which we noted: “We have received subpoenas from the U.S. Department of Justice (“DOJ”) seeking the production of certain information related to our historical anti-money laundering program. We are cooperating with the DOJ in providing information in response to the subpoenas.” In our Quarterly Report on Form 10‑Q for the third quarter of 2018, we noted that “[w]e have been informed by the DOJ that based on the information available to them, they have closed their investigation of the Company.” As we disclosed, this investigation related to our anti-money laundering program, not potential violations of U.S. sanctions.

Financial Statements for the Year Ended December 31, 2018
Note 11 - Loans and Interest Receivable, page 102

2.
We note your disclosure that you accounted for the sale of your U.S. consumer credit receivables portfolio as a sale. You also disclose at the bottom of page 102 that you concluded your continuing involvement in the revenue share arrangement does not invalidate this determination. Please tell us in reasonable detail the specific nature of your continuing involvement in the transferred assets. Please also tell us how you concluded you met the conditions for sale accounting, and tell us the specific accounting literature you relied upon in reaching your conclusion.

Company response:

In July 2018, we completed the sale of our U.S. consumer credit receivables portfolio (the “Sale Date Loans”) to Synchrony Bank. Simultaneous with the completion of that sale, we entered into an amended commercial arrangement with Synchrony Bank (the “Program Agreement”). Under the Program Agreement, Synchrony will also own all new U.S. consumer receivables generated through our PayPal Credit (“PPC”) products. The combination of the Sale Date Loans and new receivables are referred to as the “Receivables Portfolio.” Also, under the Program Agreement, PayPal receives a share of the ongoing income (“revenue share”) generated from the Receivables Portfolio over a ten-year term. In addition, PayPal performed interim servicing for the Receivables Portfolio through a transition period which ended in June 2019, after which Synchrony will take over the servicing of the Receivables Portfolio. These interim servicing activities were solely to facilitate an orderly transition of the servicing activities of the Receivables Portfolio from PayPal to Synchrony.

Our continuing involvement pertains primarily to the interim servicing activities we perform and the revenue share that we earn under the Program Agreement noted above. These interim servicing activities and promotion of the PPC products are incidental to the Sale Date Loans and do not enable PayPal to maintain control over the Sale Date Loans after the sale. The amount that we earn pursuant to the Program Agreement revenue share is based on the net economics of the Receivables Portfolio during each measurement period.

Upon completion of the sale of the Sale Date Loans, Synchrony Bank is both the legal owner of the accounts and the associated credit receivables. On that basis, we evaluated the existing loans as of the date of the transaction for sale accounting treatment under ASC 860‑10‑40‑5. The key components of our evaluation are as follows:

a.	The sale must result in legal isolation of the receivables from PayPal, even in the event of bankruptcy or receivership.

We concluded that the Sale Date Loans were legally isolated from PayPal, even in the event of PayPal’s bankruptcy or receivership. To confirm this conclusion, we obtained a legal true‑sale‑at‑law “would” level opinion from outside legal counsel in each relevant jurisdiction which included confirmation that the sale resulted in legal isolation of the Sale Date Loans from PayPal. In connection with the delivery of these opinions, outside legal counsel reviewed, among other things, the purchase and sale agreements as well as the Program Agreement terms inclusive of the revenue share terms. Therefore, we believe this ASC 860 criteria has been met.

b.	Synchrony must have the right to pledge or exchange the transferred assets.

Under the Program Agreement, Synchrony has the full contractual right and title associated with the Sale Date Loans and no provisions therein constrain Synchrony’s ability to pledge or exchange the Sale Date Loans. In addition, even if Synchrony were to pledge or exchange the Sale Date Loans, Synchrony would continue to owe income to PayPal under the Program Agreement and they would be responsible for servicing the Receivables Portfolio. We do not believe that these obligations would constrain Synchrony from monetizing the acquired Sale Date Loans. Further, there are no conditions that both constrain Synchrony from taking advantage of the right to pledge or exchange the assets or provide a more than trivial benefit to PayPal in such an arrangement. Therefore, we believe this ASC 860 criteria has been met.

c.	PayPal must not maintain effective control over the assets.

Under the Program Agreement, PayPal does not have the ability to repurchase or own the Sale Date Loans at, prior, or subsequent to the end of the ten‑year term of the agreement, nor does PayPal maintain the unilateral ability to cause Synchrony to return specific Sale Date Loans. There were no other terms present which could result in PayPal maintaining effective control over the Sale Date Loans. Therefore, we believe this ASC 860 criteria has been met.

Based on our assessment that all criteria under ASC 860‑10‑40‑5 required to account for a transfer of assets as a sale were met, we concluded the sale of the Sale Date Loans should be accounted for as a sale.

*     *     *

Please do not hesitate to contact me if you have any questions at 408-967-4329, or via email at aaronanderson@paypal.com.

Very truly yours,

PayPal Holdings, Inc.

By:	/s/ Aaron A. Anderson
Name: Aaron A. Anderson
Title: Vice President, Chief Accounting Officer